State of Delaware Secretary of State Division of Corporations Delivered 01:50 PM 12/15/2009 FILED 01:35 pm 12/15/2009 SRV 091101042 – 2010160 FILE	EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CAPRIUS, INC.

Caprius, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

FIRST:  The name of the corporation is Caprius, Inc. (the “Corporation”).

SECOND:  The Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph of Article FOURTH in its entirety and replacing such paragraph with the following language:

“Capital Stock.  The total number of shares of stock which the Corporation shall have authority to issue is two hundred and fifty-one million (251,000,000) shares, of which two hundred and fifty million (250,000,000) shares shall be Common Stock of the par value of one cent ($0.01) par share (hereinafter called “Common Stock”), and one million (1,000,000) shares shall be Preferred Stock of the par value of one cent ($0.01) per share (hereinafter called “Preferred Stock”).”

THIRD:  This amendment has been consented to and authorized by the holders of at least a majority of the outstanding shares of voting capital stock of the Corporation voting as one class, and the provisions of Section 228 of the DGCL.

FOURTH:  The amendment was duly adopted in accordance with Sections 141, 228 and 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Dwight Morgan, its President, this  15th  day of December, 2009.

/s/Dwight Morgan
Dwight Morgan, President